News Release

NXT Energy Solutions Inc. (“NXT”) Retains The Howard Group to Provide Investor and Financial Relations

Calgary, Alberta, October 15, 2008, NXT Energy Solutions Inc. (TSX.V: SFD) (OTCBB: NSFDF) is pleased to announce that it has engaged The Howard Group Inc. of Calgary, Alberta, to provide investor and financial relations services to the company.

Since 1988, The Howard Group Inc. has provided comprehensive investor and financial relations, business development solutions, in-depth strategic planning and financing services to public companies. The Howard Group Inc. is associated with the Insight Limited Partnerships I & II, which invest in micro and small cap companies.

The initial term of the agreement is for a period of 12 months. The Howard Group Inc. will be compensated with a monthly retainer of $7,000 (Seven Thousand Dollars) CDN and 164,000 (One Hundred & Sixty Four Thousand) options. The options have an exercise price of $1.90 with a term expiring August 31, 2011.

For further information on The Howard Group Inc. please visit www.howardgroupinc.com

In addition to its ongoing investor relations services, The Howard Group Inc. will be providing an ongoing commentary on NXT’s activities in its free, online live newsletter, Insight. Interested parties are encouraged to subscribe to the newsletter feed:

http://www.howardgroupinc.com/insight/insight.htm

http://www.howardgroupinc.com/register.html

The above agreement is subject to the acceptance of the TSX Venture Exchange.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Additional information about NXT and the SFD technology is available on the Company’s website -www.nxtenergy.com

For further information contact:

Investor Relations:

Jeff Walker / Dave Burwell

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.